SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )1

                              Benjamin Moore & Co.
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                                (Name of Issuer)

                     Common Stock, Par Value $10. Per Share
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                         (Title of Class of Securities)

                         ------------------------------
                                 (CUSIP Number)

                                 --------------





Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 5 Pages


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                                  SCHEDULE 13G


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CUSIP
NO.                                  PAGE     2      OF     5     PAGES
   -----------------------------          ----------    ---------
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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Benjamin Moore & Co. Employees' Stock Ownership Plan

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*
                                                                       (a)   | |

                                                                       (b)   |X|

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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey

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                 5   SOLE VOTING POWER

   NUMBER OF         -0-  See Item 4(c)
                ---------------------------------------------------------------
    SHARES       6   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          485,153  See Item 4(c)
                ---------------------------------------------------------------
     EACH        7   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON           -0-  See Item 4(c)
                ---------------------------------------------------------------
     WITH        8   SHARED DISPOSITIVE POWER

                     485,153  See Item 4(c)
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      485,153  See Item 4(c)

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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* | |


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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.1%  See Item 4(b)

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 12   TYPE OF REPORTING PERSON*

      EP

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                       Page 3 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     SCHEDULE 13G - Benjamin Moore & Co.

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


      Item 1(a).     Name of Issuer:
                     BENJAMIN MOORE & CO.

      Item 1(b).     Address of Issuer's Principal Executive Offices:
                     51 Chestnut Ridge Road, Montvale, New Jersey  07645

      Item 2(a).     Name of Person Filing:
                     Benjamin Moore & Co. Employees' Stock Ownership Plan

      Item 2(b).     Address of Principal Business Office:
                     51 Chestnut Ridge Road, Montvale, New Jersey  07645

      Item 2(c).     Citizenship:
                     New Jersey

      Item 2(d).     Title of Class of Securities:
                     Common Stock, par value $10.00 per share

      Item 2(e).     CUSIP Number:
                     Not Applicable

      Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                     (f) |X| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

      Item 4.        Ownership

                     (a) Amount Beneficially Owned:  485,153 (See Item 4(c))

                     (b) Percent of Class: 5.1% based on 9,467,893 shares
                         outstanding on 12/31/95

                     (c) Number of shares as to which such person has:

                     (i) Sole power to vote or to direct the vote: 0


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                                                       Page 4 of 5 Pages

                             Schedule 13G - Benjamin Moore & Co.

                    (ii) Shared power to vote or to direct the vote: 485,153.
                         Each of the issuer's employees and former employees who is a participant in the Employees' Stock Ownership Plan ("Plan") is entitled to instruct the trustees ("Trustees") of the Plan (currently M. C. Workman, B. M. Belcher, Jr. and Richard Roob) as to how to vote the shares of Common Stock, par value $10.00 per share, of the issuer ("Employer Stock") allocated to the account of such person. The Trustees shall vote securities for which they have not received voting instructions from the participants and securities not allocated to any participant's account in the same manner and proportion as the voting of securities of participants who gave timely voting instructions.

                   (iii) Sole power to dispose or to direct the disposition
                         of: 0

                    (iv) Shared power to dispose or to direct the disposition
                         of: 485,153. (A) In the event of a tender offer for shares of Employer Stock, each Plan participant may direct the Trustees to tender or not tender the shares of Employer Stock credited to such participant's account under the Plan. The Trustees shall be obligated to follow such directions timely received. The Trustees shall also tender a fraction of the unallocated shares held by the Plan, with the numerator of the fraction equal to the number of shares of Employer Stock allocated to participants' accounts for which the Trustees have received instructions from participants to tender and the denominator of the fraction equal to the total number of shares of Employer Stock allocated to participants' accounts. (B) Although the Trustees do not normally trade shares of Employer Stock, under certain circumstances a participant may give instructions regarding such participant's account which may result in the transfer of Employer Stock by the Trustees.

      Item 5.        Ownership of Five Percent or Less of a Class.

                     Not Applicable.

      Item 6.        Ownership of More than Five Percent on Behalf of Another
                     Person.

                     The filing person maintains a trust which holds shares of Employer Stock (See Item 4 (c) above) for the benefit of current and certain former employees of the issuer who are participants in the Plan. Participants in the Plan have the right, pursuant to the terms of the Plan, to the proceeds of the sale of shares of Employer Stock.


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                                                       Page 5 of 5 Pages

                             Schedule 13G - Benjamin Moore & Co.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Not Applicable.

      Item 8.        Identification and Classification of Members of the Group.

                     Not Applicable.

      Item 9.        Notice of Dissolution of Group.

                     Not Applicable.

      Item 10.       Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           The filing of this statement shall not be construed as an admission that the Benjamin Moore & Co. Employees' Stock Ownership Plan is, for the purposes of Section 13 (d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Benjamin Moore & Co. Employees'
                                          Stock Ownership Plan


                                          By:  /s/ Maurice C. Workman
                                               ------------------------
                                               Maurice C. Workman
      Date:  February 14, 1996                 Trustee